

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 17, 2016

<u>Via E-mail</u>
Jon R. Moeller
Chief Financial Officer
The Procter & Gamble Company
One P&G Plaza
Cincinnati, Ohio 45202

> **Re:** **The Procter & Gamble Company**
> **Form 8-K Filed August 2, 2016**
> **File No. 1-00434**

Dear Mr. Moeller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction